UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934

           Includes the free translation of a material event sent by Sociedad Quimica y Minera de Chile S.A. to the
                 Superintendencia de Valores y Seguros de Chile
                               on March 29, 2006

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                     ---------------------------------------
             (Exact name of registrant as specified in its charter)

                    CHEMICAL AND MINING COMPANY OF CHILE INC.
                    -----------------------------------------
                 (Translation of registrant's name into English)

                El Trovador 4285, Santiago, Chile (562) 425-2000
                ------------------------------------------------
            (Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|.

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82___________


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                 SUMMARY OF INFORMATION INCLUDED IN THIS REPORT

Press Release dated March 29, 2006 - Sociedad Quimica y Minera de Chile S.A. Launches Offering of Notes due 2016

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

                             Conf: /s/ Ricardo Ramos
                                  ------------------
                                  Ricardo Ramos
                            Chief Financial Officer &
                            Business Development SVP

                              Date: March 29, 2006